EXHIBIT 2.4

ASSET PURCHASE AGREEMENT

by

and

among

LEE ENTERPRISES, INCORPORATED,

LEE PROCUREMENT SOLUTIONS CO.

and

TARGET MEDIA PARTNERS OPERATING COMPANY, LLC

Dated September 5, 2006

-i-

TABLE OF CONTENTS

(Continued)

-ii-

TABLE OF CONTENTS

(Continued)

EXHIBITS:

EXHIBIT A	Bill of Sale
EXHIBIT B	Assignment and Assumption Agreement
EXHIBIT C	Nickel Ads’ Assignment
EXHIBIT D	Transition Services Agreement

SCHEDULES:

SCHEDULE A	Acquired Assets
SCHEDULE B	Acquired Publications
SCHEDULE C	Intellectual Property and Other Intangibles
SCHEDULE D	Excluded Assets
SCHEDULE E	Current Assets
SCHEDULE F	Current Liabilities
SCHEDULE G	Allocation of Purchase Price
SCHEDULE H	New Welfare Plans

-iii-

ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT (“Agreement”) is made as of September 5, 2006, by and among TARGET MEDIA PARTNERS OPERATING COMPANY, LLC, a Delaware limited liability company (“Buyer”), LEE ENTERPRISES, INCORPORATED, a Delaware corporation (“Lee Enterprises”), and LEE PROCUREMENT SOLUTIONS CO., an Iowa corporation (“Lee Procurement” and, together with Lee Enterprises, “Lee”).

RECITALS

WHEREAS, Lee Enterprises owns all the Assets listed on Schedule A hereto, which it uses to conduct the business of operating the newspapers and publications listed on Schedule B hereto (the “Acquired Publications”), and is subject to certain liabilities relating to the business and operations of the Acquired Publications (collectively, the “Business”), and Lee Procurement is the owner of certain Intellectual Property (as defined below) and other intangibles listed on Schedule C hereto;

WHEREAS, at the Closing (as defined below), Lee desires to sell to Buyer, and Buyer desires to purchase from Lee, the Acquired Assets (as defined below), and in connection therewith, Buyer has agreed to assume certain liabilities relating to the Business, all upon the terms and subject to the conditions set forth in this Agreement.

AGREEMENT

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein and for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereby agree as follows.

ARTICLE 1

DEFINITIONS

1.1 Certain Definitions. For purposes of this Agreement, the following terms have the meanings specified or referred to in this Section 1.1:

“Acquired Assets” — the Assets set forth on Schedule A hereto.

“ADEA” — the Age Discrimination in Employment Act of 1967, as amended.

“Affiliates” — as to any Person, any other Person which, directly or indirectly, Controls, or is controlled by, or is under common control with, such Person.

“Allowable Lost Profits” — profits which were reasonably certain to have been realized but for the occurrence of the breach and which can be ascertained and measured with reasonable certainty, less any damage which the indemnifying party proves could have been reasonably avoided.

“Ancillary Agreements” — the Bill of Sale, Assignment and Assumption Agreement, Transition Services Agreement, Real Property Deeds and the instruments described in clauses (iii), (iv), (v), (vi), (vii), (ix), (x), (xi) and (xiii) of Section 2.7(a) and clauses (ii) and (vi) of Section 27(b).

“Assets” — all properties, assets, rights (contractual or otherwise) and claims, whether personal, tangible or intangible.

“Business Day” — any day other than a Saturday, Sunday or a day on which the banks in New York or California are authorized by law or executive order to be closed.

“Closing Date” — the date and time as of which the Closing actually takes place.

“Consequential Damages” — damages that do not arise as an immediate, natural, and probable result of the breach, but arise from the interposition of an additional cause, without which there would have been no harmful result, and which could have been reasonably prevented by cover or otherwise.

“Control” (including, with its correlative meanings, “controlled by” and “under common control with”) — the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by Contract or otherwise.

“Effective Time” shall mean the close of business on September 30, 2006; provided, however, that if the Closing does not occur on October 2, 2006, the “Effective Time” shall be as agreed by the parties or, if the parties do not agree, shall be close of business on the Business Day before the Closing Date.

“ERISA” — all compensation or employee benefit plans, programs, policies, agreements or other arrangements, whether or not “employee benefit plans” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended.

“Excluded Assets” — the Assets set forth on Schedule D hereto, whether such Assets are Assets of the Acquired Publications, Lee Enterprises or Lee Procurement.

“GAAP” — United States generally accepted accounting principles.

“Governmental Entity” — any Federal, state or local government or any court, administrative agency, bureau, commission, department or other authority of any domestic or foreign government or any arbitrator in any case that has jurisdiction over an applicable party or any of its properties or Assets.

“Income Taxes” — any income, franchise or similar Taxes.

“IRC” — the Internal Revenue Code of 1986, as amended, or any successor law.

“IRS” — the United States Internal Revenue Service or any successor agency, and, to the extent relevant, the United States Department of the Treasury.

“Knowledge” — (i) with respect to Buyer, the actual knowledge (without duty to investigate) of any of James Sington, John Humphreville, Mark Schiffmacher or Susan Humphreville; and (ii) with respect to Lee, the actual knowledge (without duty to investigate) of any of the individuals listed on Section 10.3(a) of the Lee Disclosure Schedules.

“Liability” — any direct or indirect debt, obligation or liability of any kind or nature, whether accrued or fixed, absolute or contingent, determined or determinable, matured or unmatured, and whether due or to become due, asserted or unasserted or known or unknown.

“Person” — an individual, a corporation, a partnership, a limited liability company or partnership, an association, a trust or any other entity, group (as such term is used in Section 13 of the Securities and Exchange Act of 1934, as amended) or organization, including a Governmental Entity, and any permitted successors and assigns of such person.

“Prime Rate” — the rate of interest publicly announced from time to time by Bank of America, National Association, as its “prime rate” of interest per annum.

“Proceeding” — any action, inquiry, proceeding, arbitration, audit, hearing, investigation, litigation or suit (whether civil, criminal, administrative, investigative or informal) commenced, brought, conducted, or heard by or before, or otherwise involving, any Governmental Entity.

“Representative” — with respect to a particular Person, any director, officer, employee, agent, consultant or other representative of such Person, including legal counsel, accountants, financial advisors and lenders.

“SEC” — the United States Securities and Exchange Commission.

“Subsidiary” — any corporation, limited liability company or partnership, association, trust or other form of legal entity of which (i) more than 50% of the outstanding voting securities are on the date hereof directly or indirectly owned by any party; or (ii) such party or any subsidiary of such party is a general partner (excluding partnerships in which such party or any subsidiary of such party does not have a majority of the voting interests in such partnership).

1.2 Other Definitions. The following terms are defined in the sections indicated:

Term	Section
Acquired Publications	Recitals
Agreement	Preamble
Assignment and Assumption Agreement	2.7(a)(ii)
Assumed Contract	2.5

Term	Section
Assumed Liabilities	2.2(b)
Benefit Plan(s)	3.7(a)
Bill of Sale	2.7(a)(i)
Business	Recitals
Business Balance Sheet	3.3
Business Employee(s)	3.7(a)
Business Financial Statements	3.3
Business Material Adverse Effect	3.1
Business Material Contract	3.15(a)
Buyer	Preamble
Buyer Approvals	4.2(b)
Buyer Disclosure Schedules	Article 4
Buyer Indemnified Parties	9.3
Buyer Severance Amount	6.3(b)
Closing	2.6
Closing Working Capital	2.3(b)(ii)
Confidentiality Agreement	5.2(b)
Contract	2.5
Credit Agreement	4.6
Eligible Hired Employee	6.3(b)
End Date	8.1(c)
Environmental Law	3.6(b)
Excluded Liabilities	2.2(c)
Hazardous Substance	3.6(c)
Hired Employees()	6.1(a)
HSR Act	3.2(b)
Indemnified Party	9.4
Indemnifying Party	9.4
Independent Accountant	2.3(b)(iv)
Intellectual Property	3.13
Laws	3.5(a)
Lee	Preamble
Lee Approvals	3.2(b)
Lee Disclosure Schedules	Article 3
Lee Enterprises	Preamble
Lee Indemnified Parties	9.2
Lee Permits	3.5(b)
Lee Procurement	Preamble
Lien	3.2(c)
Losses	9.2
Material Contract	3.15(a)
New Welfare Plans	6.2

Term	Section
Notice of Disagreement	2.3(b)(iv)
Objectionable Item	5.11
Old Plans	6.2
Permitted Lien	3.2(c)
Purchase Price	2.3(a)
Regulatory Law	5.3(d)
Section 5.1 Contracts	5.1(b)(iv)
Statement of Working Capital	2.3(b)(ii)
Tax Contest	5.4
Taxes	3.10(b)
Tax Return	3.10(b)
Termination Date	5.1 (a)
Transfer Taxes	5.6
Transition Services Agreement	2.7(a)(vii)
Updated Schedules	5.11
Working Capital	2.3(b)(i)

ARTICLE 2

SALE OF THE ACQUIRED ASSETS; CLOSING

2.1 Purchase and Sale of the Acquired Assets. Subject to the terms and conditions of this Agreement, at the Closing, but effective as of the Effective Time, Lee Enterprises and Lee Procurement will sell, convey, transfer, assign and deliver to Buyer all of their right, title and interest in and to the Acquired Assets.

2.2 Assumption of Liabilities.

(a) Assumption. Upon the terms and subject to the conditions set forth herein, at the Closing and effective as of the Effective Time, Buyer shall assume from Lee (and therefore agree to pay, perform and discharge), and Lee shall irrevocably convey, transfer and assign to Buyer, all of the Assumed Liabilities.

(b) Definition of Assumed Liabilities. For all purposes of and under this Agreement, the term “Assumed Liabilities” shall mean, refer to and include all of the Liabilities of Lee that arose out of or relate to the operation of the Business or the Acquired Assets (but excluding the Excluded Liabilities), including:

(i) Liabilities of Lee and its Affiliates under all Contracts (including leases of real property, the Assignment Resulting in Change of Ownership regarding that portion of the Spokane, Washington market and pricing therefor set forth in Appendix A under the Media Audit Lease Agreement dated March 2, 2006 between Lee Enterprises and International Demographics, Inc., the Linen Service Agreement with American Linen dated February 15, 2006 and the Equipment Lease Agreement dated April 25, 2006 between Lee Enterprises and Bank of the West with Addendum to the extent of the “Additional Commitment” involving equipment located at 13026 West McFarlane Road, Building 2, Airway Heights, Washington supplied by Kodak Graphic Communications Company and Southern Lithoplate and referred to in Section 3.4 of the Lee Disclosure Schedules, all of which have been previously disclosed to Buyer) included in or otherwise related to the Acquired Assets (other than Liabilities and obligations relating to breaches occurring prior to the Closing Date);

(ii) All current Liabilities of Lee reflected in the Statement of Working Capital (as provided in Section 2.3(b)(ii)), as of the Effective Time to the extent such Liabilities are reflected on the Business Balance Sheet or incurred after June 30, 2006 in the ordinary course of the Business and in connection with the operation of the Business and disclosed, but not including Excluded Liabilities or any Liabilities related to the Excluded Assets;

(iii) Liabilities for Transfer Taxes that are the responsibility of Buyer pursuant to Section 5.6 hereof;

(iv) Liabilities of Buyer relating to the Hired Employees under Article 6, including (a) the Participation Agreement between Lee Enterprises and Judy Olson dated April 30, 2006, and any other such agreement pursuant to Section 5.1 (b)(i)(B) and (b) the Buyer Severance Amount for any Eligible Hired Employee pursuant to Section 6.3(b) hereof.

(c) Definition of Excluded Liabilities. Notwithstanding anything to the contrary set forth in this Section 2.2 or elsewhere in this Agreement, Buyer shall not assume, and Lee agrees that Buyer shall not be liable or otherwise responsible for, the following Liabilities, except to the extent provided in this Agreement or otherwise agreed to by the parties in writing and included in the Statement of Working Capital as provided in Section 2.3(b)(ii) (the Liabilities referred to in clauses (i) through (vii) of this Section 2.2(c), collectively, the “Excluded Liabilities”):

(i) Liabilities under any Benefit Plan which is retained by Lee, which retained Benefit Plans are set forth on Section 2.2(c)(i) of the Lee Disclosure Schedules (excluding the Liabilities described in clause (iv) of Section 2.2(b);

(ii) Liabilities of the Business in respect of transaction costs payable by Lee pursuant to Section 5.6 hereof;

(iii) Liabilities of the Business occurring prior to the Closing Date for any amounts owed to Lee pursuant to any note or account payable with any division of Lee or any Affiliate thereof;

(iv) Liabilities of Lee with respect to indebtedness for borrowed money (but excluding the equipment lease referred to in Section 2.2(b)(i) hereof);

(v) Liabilities of Lee owed to Buyer (or, pursuant to Article 9, any Buyer Indemnified Parties) as a result of any breach of this Agreement by Lee;

(vi) Liabilities for Taxes of Lee, except as otherwise provided in this Agreement;

(vii) Liabilities of Lee not arising out of or relating to the operation of the Business;

(viii) Liabilities arising prior to the Closing Date the existence of which would constitute a breach of the warranty set forth in Section 3.4;

(ix) Tort Liabilities arising prior to the Closing Date;

(x) Liabilities under all employment agreements arrangements or other Contracts between Lee and any Business Employee, including any obligation to make payments to any Business Employee as set forth in any employment agreement or other Contract between Lee and any such Business Employee, except as specifically provided in this Section 2.2;

(xi) Liabilities under the Equipment Lease dated April 25, 2006 between Lee Enterprises and Bank of the West except to the extent of the “Additional Commitment” involving equipment located at 13026 West McFarlane Road, Building 2, Airway Heights, Washington supplied by Kodak Graphic Communications Company and Southern Lithoplate and referred to in Section 3.4 of the Lee Disclosure Schedules; and

(xii) Liabilities associated with corporate allocations to health and welfare which are Excluded Assets.

2.3 Consideration for the Acquired Assets.

(a) Purchase Price. Subject to the adjustments in Section 2.3(b), the aggregate consideration (the “Purchase Price”) for the Acquired Assets will be (i) Eighteen million five hundred thousand ($18,500,000.00) in cash and (ii) the Assumed Liabilities assumed by Buyer pursuant to Section 2.2 hereof.

(b) Working Capital Adjustment.

(i) For all purposes of and under this Agreement, the term “Working Capital” shall mean (x) the value of the current assets of the categories described on Schedule E hereto of the Business and included in the Acquired Assets, minus (y) the value of the current liabilities of the categories described on Schedule F hereto of the Business and included in the Assumed Liabilities.

(ii) As promptly as practicable, but in any event within sixty (60) calendar days following the Closing, Lee shall cause to be prepared and delivered to the Buyer a statement (the “Statement of Working Capital”) setting forth the Working Capital as of the

Effective Time (the “Closing Working Capital”). The Closing Working Capital will reflect the principle that all expense and revenue arising from the operation of the Business prior to the close of business as of the Effective Time shall be for the account of Lee and those arising after the close of business after the Effective Time shall be for the account of Buyer. The Statement of Working Capital will be prepared, to the extent practicable, in accordance with GAAP and past practice, except that (A) no cash or cash equivalents shall be included as current assets, (B) no transfer costs and expenses or Transfer Taxes incurred in connection with the transactions contemplated hereby that are the responsibility of a party hereto pursuant to Section 5.6 hereof will be included, (C) no Excluded Liabilities will be included, (D) no Excluded Assets will be included, (E) no Tax asset or Tax liability relating to Income Taxes will be included, (F) the Severance Amount of each Eligible Hired Employee and the Participation Agreement between Lee Enterprises and Judy Olson dated April 30, 2006, and any other such agreement pursuant to Section 5.1(b)(i)(B) shall not be included, (G) no intercompany charge payable by the Business to Lee Procurement for newsprint and other services shall be included as a current liability, and (H) the Business Financial Statements are summary in nature and do not include the statement of cash flows and notes and related disclosures required by GAAP.

(iii) Subject to Section 2.3(b)(iv) hereof, within twenty (20) calendar days following delivery of the Statement of Working Capital pursuant to Section 2.3(b)(ii) hereof, (A) Lee shall pay to Buyer the amount, if any, by which $0 exceeds the Closing Working Capital reflected in the Statement of Working Capital, or (B) Buyer shall pay to Lee the lesser of (a) $875,000 or (b) the amount, if any, by which the Closing Working Capital reflected in the Statement of Working Capital exceeds $0. Any and all payments made pursuant to this Section 2.3(b)(iii) shall be made by wire transfer of immediately available funds to an account designated in writing by the party to receive such payment. Any payment made pursuant to this Section 2.3(b)(iii) shall be deemed to be an adjustment to the Purchase Price and included in the allocation of the Purchase Price set forth in Schedule G pursuant to Section 2.3(c) hereof and allocated to purchase of working capital.

(iv) If Buyer disagrees with the Statement of Working Capital, then Buyer shall notify Lee in writing (the “Notice of Disagreement”) of such disagreement within fifteen (15) calendar days following delivery of the Statement of Working Capital. If Lee has not received a Notice of Disagreement within such fifteen (15) day period, Buyer shall be deemed to have accepted the Statement of Working Capital. Any Notice of Disagreement shall set forth in reasonable detail the adjustments Buyer proposes to make to the Statement of Working Capital and the basis therefor and shall be consistent with the provisions of Section 2.3(b)(ii). Thereafter, Lee and Buyer shall attempt in good faith to resolve and finally determine the amount of the Closing Working Capital. If Lee and Buyer are unable to resolve the disagreement within thirty (30) calendar days following delivery of the Notice of Disagreement, then Lee and Buyer shall select a mutually acceptable, nationally recognized independent accounting firm that does not then have a present relationship with Lee or Buyer (the “Independent Accountant”), to resolve the disagreement and make a determination with respect thereto. If Lee and Buyer are unable, within ten (10) calendar days, to select a mutually acceptable Independent Accountant, then each of Lee and Buyer shall select a nationally recognized independent accounting firm and these two firms will choose a nationally recognized independent accounting firm which will serve as the Independent Accountant. The determination of the Independent Accountant to resolve the disagreement between Lee and Buyer as to the Statement of Working Capital will be made, and written notice thereof given to Lee and Buyer, within thirty (30) calendar days after the selection of the Independent Accountant. The determination by the Independent Accountant shall be final, binding and conclusive upon Lee and Buyer. The scope of the Independent Accountant’s engagement (which will not be an audit) shall be limited to the resolution of the disputed items described in the Notice of Disagreement, and the recalculation, if any, of the Statement of Working Capital in light of such resolution. If an Independent Accountant is engaged pursuant to this Section 2.3(b)(iv), the fees and expenses of the Independent Accountant shall be borne equally by Lee and Buyer. Within ten (10) calendar days after delivery of a notice of determination by the Independent Accountant as described above, any payment required by Section 2.3(b)(iii) hereof shall be made, based on such determination.

(c) Allocation of Purchase Price to the Acquired Assets. As soon as practicable after the Closing Date and no later than sixty (60) days thereafter, Lee shall provide Buyer with a draft of Internal Revenue Service Form 8594 allocating the consideration payable under Section 2.3(a) which shall not be materially different from the allocation set forth on Schedule G (except for the adjustment to the Purchase Price provided in Section 2.3(b)(iii)). Buyer shall review such Form 8594 and provide any comments with respect thereto to Lee not more than thirty (30) days after the date Lee’s draft is provided to Buyer. Each of Buyer and Lee shall report the allocation (and any adjustments thereto) for Tax purposes and file its Tax Returns (including Form 8594) in a manner consistent with any mutually-agreed allocations determined pursuant to Schedule G, as adjusted pursuant to Section 2.3(b)(iii).

2.4 Further Assurances. At and after the Closing, and without further consideration therefor, (a) Lee Enterprises and Lee Procurement shall execute and deliver to Buyer such further instruments and certificates of conveyance and transfer as Buyer may reasonably request in order to more effectively convey and transfer the Acquired Assets to Buyer and to put Buyer in operational control of the Business, or to aid, assist, collect and reduce to possession any of the Acquired Assets and exercise rights with respect thereto, and (b) Buyer shall execute and deliver to Lee such further instruments and certificates of assumption, novation and release as Lee may reasonably request in order to effectively make Buyer responsible for all Assumed Liabilities and release Lee therefrom to the fullest extent permitted under applicable Law. The parties hereby waive compliance with the provisions of any applicable bulk sales Law of any jurisdiction in connection with the transactions contemplated hereby and no representation, warranty or covenant contained in this Agreement shall be deemed to have been breached as a result of such non-compliance.

2.5 Nontransferable Business Contracts. To the extent that transfer or assignment hereunder by Lee to Buyer of any agreement, contract, binding understanding, instrument or legally binding commitment or understanding (a “Contract”) included in the Acquired Assets (an “Assumed Contract”) is not permitted or is not permitted without the consent of another Person, this Agreement shall not be deemed to constitute an undertaking to assign the same if such consent is not given or if such an undertaking otherwise would constitute a breach thereof or cause a loss of benefits thereunder. Lee shall use reasonable efforts to obtain any and all such third party consents under all Assumed Contracts; provided, however, that Lee shall not be required to pay or incur any cost or expense (excluding reasonable internal staff time and reasonable expenses for postage, stationery, telephone calls and similar costs) to obtain any third party consent. If any such third party consent is not obtained before the Closing, Lee shall, for a period of one (1) year after the Closing without obligation of Lee to pay or incur any cost or expense related thereto (excluding reasonable internal staff time and reasonable expenses for postage, stationery, telephone calls and similar costs), use reasonable efforts to: (a) obtain such consent, (b) cooperate with Buyer in any reasonable arrangement designed to provide Buyer the benefits of the applicable Assumed Contract and (c) enforce any rights of Lee under or with respect to the applicable Assumed Contract against all other Persons (including termination thereof in accordance with the terms thereof upon the election of Buyer). In addition, if any such third party consent is not obtained before the Closing, Buyer shall perform the obligations of Lee under such Assumed Contract to the extent that such obligation would have been an Assumed Liability but for the fact that such consent has not been so obtained.

2.6 Closing. The purchase and sale (the “Closing”) provided for in this Agreement, except to the extent that Buyer and Lee agree on another time and place, will take place at the offices of Lane & Waterman LLP, 220 N. Main Street, Suite 600, Davenport, IA 52801, at 10:00 a.m. (local time), on October 2, 2006 or not later than two (2) Business Days following the satisfaction and fulfillment or, if permissible pursuant to the terms hereof, waiver of the conditions contained in Article 7 (with a pre-Closing to be held on September 29, 2006 at a time and place mutually agreeable to the parties).

2.7 Closing Obligations. At the Closing:

(a) Lee Enterprises and Lee Procurement, as applicable, will deliver to Buyer duly executed copies of:

(i) a bill of sale for the Acquired Assets substantially in the form attached hereto as Exhibit A (the “Bill of Sale”);

(ii) an instrument of assignment and assumption substantially in the form attached hereto as Exhibit B (the “Assignment and Assumption Agreement”);

(iii) certificates pursuant to clauses (a) and (b) of Section 7.2;

(iv) instruments of assignment to Buyer of all registrations and applications for Intellectual Property and other intangibles included in the Acquired Assets and reasonably requested by Buyer; provided, however, Lee Procurement’s assignment of the Nickel Ads’ trademark and service mark shall be in the form attached hereto as Exhibit C; and further provided, Lee Procurement shall assign to Buyer, its successors, assigns and other legal representatives, its rights in each business associated with Hispanos Unidos and Home Buyer’s

Guide in the current distribution territory of each such publication, but in no other territory, and the goodwill associated with such business, together with the sole and exclusive right to use each of such mark in the current distribution territory in connection with such business and the assignment shall otherwise be in the form set forth in Exhibit C as applicable;

(v) instruments of assignment to Buyer of all rights of Lee Enterprises and Lee Procurement to the domain names and website addresses included in the Acquired Assets and reasonably requested by Buyer;

(vi) a certificate of Lee Enterprises and Lee Procurement that each is not a foreign Person subject to withholding under Section 1445 of the IRC;

(vii) a Transition Services Agreement substantially in the form attached hereto as Exhibit D (the “Transition Services Agreement”);

(viii) instrument of assignment of all of the rights of Lee Enterprises solely with respect to the Business under all confidentiality agreements executed by all other potential buyers as they relate to the Acquired Assets without warranty as to enforceability and without the obligation to obtain such potential buyers’ consent to the assignment thereof;

(ix) UCC-2s, good standing certificates, and all other instruments or documents as Buyer, its counsel, or its banks may reasonably request to affect the conveyance and assignment of the Acquired Assets as contemplated hereby free and clear of all Liens;

(x) instrument of assignment of all of the rights of Lee Enterprises solely with respect to the unexpired restrictive covenants involving George L. Griffin, Sr. under the Asset Purchase Agreement referred to in Section 3.15 of the Lee Disclosure Schedules without warranty as to enforceability and without obligation to obtain the consent of George L. Griffin, Sr. to such assignment;

(xi) an instrument of assignment of all of the rights of Lee pursuant to the Phase I Environmental Site Assessment, Lee Northwest Publishing, Airway Heights, Washington dated November 15, 2001, prepared by Landau Associates, Inc., without warranty as to enforceability and without obligation to obtain the consent of Landau Associates, Inc. and a reliance letter issued by Landau in favor of Buyer and its lender and counsel; and

(xii) such other good and sufficient instruments of conveyance, transfer, and assignment as shall be effective to vest in Buyer good and marketable title in and to the Acquired Assets, free and clear of all mortgages, liens, restrictions, encumbrances, claims, and obligations, of any nature whatsoever, except as permitted in this Agreement, in form and substance, and executed and delivered in a manner, reasonably satisfactory to Buyer.

(b) Buyer will deliver to Lee:

(i) the sum of $ 18,500,000 by wire transfer in immediately available funds to the account specified by Lee;

(ii) duly executed copies of the certificates pursuant to clauses (a) and (b) of Section 7.3;

(iii) a duly executed counterpart of the Bill of Sale;

(iv) a duly executed counterpart of the Assignment and Assumption Agreement and such documentation necessary related to the assignment and assumption of the contracts set forth in Sections 2.2(b)(i) and (iv) hereof;

(v) a duly executed counterpart of the Transition Services Agreement; and

(vi) duly executed counterparts of all other instruments and certificates of assumption, novation and release as Lee may reasonably request in order to effectively make Buyer responsible for all Assumed Liabilities and release Lee Enterprises or Lee Procurement, as applicable, therefrom to the fullest extent permitted under applicable Law.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF LEE

Except as disclosed in the disclosure schedules delivered by Lee to Buyer immediately prior to the execution of this Agreement (it being agreed that any information set forth in one section of such disclosure schedules shall be deemed to apply to each other section thereof to which its relevance is reasonably apparent) (the “Lee Disclosure Schedules”), Lee represents and warrants to Buyer as follows:

3.1 Organization; Qualification; Authority. Each of Lee Enterprises and Lee Procurement is a legal entity duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization. Each of Lee Enterprises and Lee Procurement has the corporate power and authority to carry on the Business and is qualified to do business and is in good standing as a foreign corporation in each jurisdiction where qualification as a foreign corporation is required to carry on the Business, except where the failure to be so organized, validly existing, qualified or in good standing, or to have such power or authority, would not have, individually or in the aggregate, a Business Material Adverse Effect. As used in this Agreement, any reference to any facts, circumstances, events or changes having a “Business Material Adverse Effect” means such facts, circumstances, events or changes that are, or would reasonably be expected to become, materially adverse to the business, financial condition or continuing operations of the Business taken as a whole, but shall not include facts, circumstances, events or changes (a) generally affecting the newspaper or classified publications industry in the United States or the economy or the financial or securities markets in the United States or elsewhere in the world, including regulatory and political conditions or developments (including any outbreak or escalation of hostilities or acts of war or terrorism) or (b) resulting from (i) the announcement or the existence of, or compliance with, this Agreement or the transactions contemplated hereby, including the effect of the announcement of, or the existence of the plan to sell, the Business; or (ii) any litigation arising from allegations of a violation of applicable Law relating to this Agreement or the transactions contemplated hereby; or (iii) changes in applicable Law, GAAP or accounting standards.

3.2 Corporate Authority Relative to this Agreement; No Violation.

(a) Each of Lee Enterprises and Lee Procurement has all requisite corporate power and authority to enter into this Agreement and the Ancillary Agreements to be executed and delivered by such corporation and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the Ancillary Agreements to be executed and delivered by each of Lee Enterprises and Lee Procurement and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by the Boards of Directors of such corporations, and no other corporate proceedings on the part of each of Lee Enterprises and Lee Procurement are necessary to authorize the consummation of the transactions contemplated hereby and thereby. This Agreement has been, and the Ancillary Agreements to be executed and delivered by each of Lee Enterprises and Lee Procurement will, as of the Closing, have been, duly and validly executed and delivered by each of Lee Enterprises and Lee Procurement, and (assuming this Agreement constitutes, and as of the Closing the Ancillary Agreements to be executed and delivered by Buyer will constitute the valid and binding agreement of Buyer) this Agreement constitutes, and as of the Closing, the Ancillary Agreements to be executed and delivered by each of Lee Enterprises and Lee Procurement will constitute, the valid and binding agreements of such corporation, enforceable against each of Lee Enterprises and Lee Procurement in accordance with their terms.

(b) Other than in connection with or in compliance with (i) the Delaware General Corporation Law and Iowa Business Corporation Act; and (ii) the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”) and other federal and state competition Laws (collectively, the “Lee Approvals”), no authorization, consent or approval of, or filing with, any Governmental Entity or other Person is necessary under applicable Law for the consummation by each of Lee Enterprises or Lee Procurement of the transactions contemplated by this Agreement and the Ancillary Agreements to which such corporation is a party, except for such authorizations, consents, approvals or filings that, if not obtained or made, would not have, individually or in the aggregate, a Business Material Adverse Effect or materially impair or delay the consummation of the transactions contemplated hereby or thereby.

(c) The execution and delivery by each of Lee Enterprises and Lee Procurement of this Agreement and the Ancillary Agreements to be executed and delivered by such corporation do not, and, except as described in Section 3.2(b), the consummation of the transactions contemplated hereby and thereby and compliance with the provisions hereof and thereof will not (i) result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any material obligation or to the loss of a material benefit under any loan, guarantee of indebtedness or credit agreement, note, bond, mortgage, indenture, lease, agreement, contract, instrument, permit, concession, franchise, right or license binding upon (x) Lee or (y) to the Knowledge of Lee, the Business or the Acquired Assets or result in the creation of any liens, claims, mortgages, encumbrances, pledges, security interests, equities or charges of any kind (each, a “Lien”), other than any such Lien (A) for Taxes or governmental assessments, charges or claims of payment not yet due, being contested in good faith and for which adequate accruals or reserves have been established on the Business Balance Sheet, (B) which is a carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other similar lien arising in the ordinary course of business, (C) which is disclosed on the Business Balance Sheet or securing liabilities reflected on such balance sheet or (D) which was incurred in the ordinary course of business since the date of the Business Balance Sheet and is immaterial in amount and is disclosed on the Statement of Working Capital as provided in Section 2.3(b)(ii) (each of the foregoing, a “Permitted Lien”), upon any of the properties or Assets included in the Acquired Assets; (ii) conflict with or result in any violation of any provision of the articles or certificate of incorporation or by-laws or other equivalent organizational document, in each case as amended, of Lee Enterprises and Lee Procurement; or (iii) conflict with or violate in any material respect any applicable Laws.

3.3 Business Financial Statements. Section 3.3 of the Lee Disclosure Schedules contains (i) the unaudited balance sheet of the Business as at September 30, 2005; and (ii) the unaudited balance sheet of the Business as at June 30, 2006 (the June 30, 2006 balance sheet is referred to as the “Business Balance Sheet”), and the related unaudited statements of income for the twelve-month period ended September 30, 2005 and nine-month period ended June 30, 2006 (collectively, the “Business Financial Statements”). Except as disclosed in Section 3.3 of the Lee Disclosure Schedules, the Business Financial Statements have been prepared from the books and records of the Business and fairly present in all material respects the financial position of the Business as at September 30, 2005 and June 30, 2006 and the results of operations for the twelve months ended September 30, 2005, and the nine months ended June 30, 2006 in accordance with GAAP consistently applied, except that the Business Financial Statements are summary in nature, do not include an accrual for vacation and leave of absence time, and do not include the notes and related disclosures required by GAAP. Any interim financial statement shall be prepared substantially in a manner consistent with the Business Financial Statements.

The accounts receivable of the Business have arisen from bona fide transactions in the ordinary course of business. Subject to Lee Enterprises’ allowance for doubtful accounts policy listed in Section 3.3 of the Lee Disclosure Schedules, all such receivables as of the date hereof are currently due, and not subject to any express performance obligations by the Seller prior to collection. Said accounts receivable, to the Knowledge of Seller, are subject to no defenses, counterclaims or rights of setoffs.

3.4 No Undisclosed Liabilities. Except as disclosed in Section 3.4 of the Lee Disclosure Schedules or except (a) as reflected, reserved against or otherwise disclosed in the Business Balance Sheet (or the notes thereto), (b) for liabilities permitted by or incurred pursuant to this Agreement, (c) for liabilities and obligations incurred in the ordinary course of business since June 30, 2006 and disclosed in the Statement of Working Capital as provided in Section 2.3(b)(ii)

and (d) for liabilities or obligations which have been discharged or paid in full in the ordinary course of business, as of the date hereof, Lee has no liabilities or obligations arising out of or relating to the operation of the Business, and there are no liabilities or obligations of the Business, of any nature, in each case, whether or not accrued, contingent or otherwise, that would be required by GAAP to be reflected on the Business Balance Sheet (or in the notes thereto), other than those which would not have, individually or in the aggregate, a Business Material Adverse Effect.

3.5 Compliance with Law; Permits.

(a) With respect to the Business, Lee is in compliance with and is not in default under or in violation of any applicable federal, state, local or foreign constitution, law, statute, ordinance, rule, regulation, judgment, order, injunction, decree or agency requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity (collectively, “Laws” and each, a “Law”), except where such non-compliance, default or violation would not have, individually or in the aggregate, a Business Material Adverse Effect (provided that Lee has disclosed on the Disclosure Schedules any such non-compliance, default or violation of which it has Knowledge irrespective of whether it has had or may reasonably be expected to have a Business Material Adverse Effect).

(b) With respect to the Business, Lee is in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders of any Governmental Entity necessary for each entity to own, lease and operate its properties and Assets and to carry on the Business as it is now being conducted (the “Lee Permits”), except where the failure to have any of Lee Permits would not have, individually or in the aggregate, a Business Material Adverse Effect (provided Lee has disclosed on the Disclosure Schedules any such failure to have such Lee Permits of which it has Knowledge irrespective of whether it has had or may reasonably be expected to have a Business Material Adverse Effect). To the Knowledge of Lee, all Lee Permits are in full force and effect.

3.6 Environmental Laws and Regulations.

(a) Except as identified in any Phase I Environmental Site Assessment identified in Section 3.6 of the Lee Disclosure Schedules, or as would not, individually or in the aggregate, have a Business Material Adverse Effect, (i) Lee has conducted the Business in material compliance with all applicable Environmental Laws; (ii) to the Knowledge of Lee, no Hazardous Substance is present in, on, under or about any of the properties used in connection with the operation of the Business in amounts exceeding the levels permitted by applicable Environmental Laws and for which Lee or Buyer would reasonably be expected to be liable for investigation and remediation; (iii) Lee has not received any notices, demand letters or requests for information from any Governmental Entity indicating that Lee may be in violation of, or liable under, any Environmental Law relating to the operation of the Business; (iv) no Hazardous Substance has been disposed of, released or transported by Lee in violation of any applicable Environmental Law, or in a manner giving rise to any liability under Environmental Law, from any of the properties used in connection with the operation of the Business during the time such properties were owned, rented, or leased by Lee; and (v) none of the properties that are used in connection with the operation of the Business and currently owned, rented, or leased by Lee are subject to any liabilities of Lee relating to any suit, settlement, court order, administrative order, regulatory requirement, judgment or written claim asserted or arising under any Environmental Law. It is agreed and understood that this Section 3.6 contains Lee’s entire representation and warranty relating to environmental matters, and no other representation or warranty contained in this Agreement shall be construed to include any representation or warranty regarding environmental matters.

(b) As used herein, “Environmental Law” means any Law relating to (x) the protection, preservation or restoration of the environment (including air, water vapor, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal life or any other natural resource), (y) worker safety from environmental hazards and Hazardous Substances or (z) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of Hazardous Substances, in each case as in effect at the date hereof.

(c) As used herein, “Hazardous Substance” means any substance presently listed, defined, designated or classified as hazardous, toxic, radioactive or dangerous, or otherwise regulated, under any Environmental Law. Hazardous Substance includes any substance to which exposure is regulated by any Governmental Entity or any Environmental Law, including any toxic waste, pollutant, contaminant, hazardous substance, toxic substance, hazardous waste, special waste, industrial substance or petroleum or any derivative or byproduct thereof, radon, radioactive material, asbestos or asbestos containing material, urea formaldehyde, foam insulation or polychlorinated biphenyls or toxic mold.

3.7 Employee Benefit Plans.

(a) Section 3.7(a) of the Lee Disclosure Schedules lists all material benefit plans provided to the Business Employees (each a “Benefit Plan” and collectively, the “Benefit Plans”). Lee’s current employees who provide services primarily with respect to the Business are each a “Business Employee” and collectively, the “Business Employees”.

(b) Other than as disclosed on Section 3.7(a) of the Lee Disclosure Schedules, Lee has no commitment to establish any new Benefit Plan (except to the extent required by Law or to conform any such Benefit Plan to the requirements of any applicable Law, or as required by this Agreement) or to modify any Benefit Plan for the benefit of the Business Employees.

(c) Each Benefit Plan has been maintained and administered in compliance with its terms and with applicable Law, including ERISA and the IRC to the extent applicable thereto, except for such non-compliance which would not have, individually or in the aggregate, a Business Material Adverse Effect, and Lee has no Knowledge of any material non-compliance and has received no notice from any governmental agency with respect to same.

(d) Any Benefit Plan intended to be qualified under Section 401(a) of the IRC and each trust intended to qualify under Section 501(a) of the IRC:

(i) has either applied for, prior to the expiration of the requisite period under applicable Treasury Regulations or IRS pronouncements, or obtained a favorable determination, notification, advisory and/or opinion letter, as applicable, as to its qualified status from the IRS or still has a remaining period of time under applicable Treasury Regulations or IRS pronouncements in which to apply for such letter and to make any amendments necessary to obtain a favorable determination;

(ii) incorporates or has been amended to incorporate all provisions required to comply with the Tax Reform Act of 1986 and subsequent legislation; and

(iii) has had no event, condition or circumstance that has adversely affected or is likely to adversely affect such qualified status; and

(iv) is not a Multi-employer Plan or Defined Benefit Pension Plan within the meaning of the IRC or ERISA.

(e) All contributions to the Lee Enterprises Retirement Account Plan or the Lee Enterprises Supplementary Benefit Plan that will have been required to be made with respect to periods and/or benefits accrued and/or amounts withheld prior to the Closing Date under such plans will have been made prior to the Closing or will be made or accrued promptly after the Closing Date and any accruals or amounts withheld and not paid will be included in the Statement of Working Capital as provided in Section 2.3(b)(ii).

3.8 Absence of Certain Changes or Events. Since June 30, 2006, except as otherwise contemplated, required or permitted by this Agreement or as described in Section 3.8 of the Lee Disclosure Schedules, the Business has been conducted, in all material respects, in the ordinary course of business consistent with past practice and there has not been (i) any event, development or state of circumstances that has had, individually or in the aggregate, a Business Material Adverse Effect; (ii) any material change in accounting methods, principles or practices with respect to the Business; (iii) any agreement by Lee, with respect to the Business, to acquire, any business or corporation, partnership, association or other business organization or division thereof; or (vii) any sale, lease, license or other disposition of any material properties or Assets of the Business or any material properties or Assets included in the Acquired Assets, other than in the ordinary course of business.

3.9 Investigations; Litigation. As of the date hereof, (a) there is no investigation or review pending or, to the Knowledge of Lee, threatened by any Governmental Entity with respect to the Business and (b) except as described in Section 3.9 of the Lee Disclosure Schedules, there are no claims or Proceedings pending or, to the Knowledge of Lee, threatened against or affecting the Business, at law or in equity before, and there are no orders, judgments or decrees, writs or injunctions of, any Governmental Entity or arbitrator affecting the Business or the Acquired Assets, which would have, individually or in the aggregate, a Business Material

Adverse Effect (provided Lee has disclosed on the Disclosure Schedules any such investigation, review, claim, Proceeding, order, judgment, decree, writ or injunction of which it has Knowledge irrespective of whether it has had or may reasonably be expected to have a Business Material Adverse Effect).

Lee is not in default with respect to or subject to any judgment, order, writ, injunction, or decree of any Governmental Entity affecting the Business or the Acquired Assets, and there are no unsatisfied judgments against Lee or the Acquired Assets either of which would have, individually or in the aggregate, a Business Material Adverse Effect (provided Lee has disclosed on the Disclosure Schedules any such default or judgment of which it has Knowledge, irrespective of whether it has had or may reasonably be expected to have a Business Material Adverse Effect).

3.10 Tax Matters.

(a) (i) Lee has prepared and timely filed (taking into account any extension of time within which to file) all material Tax Returns with respect to the Business required to be filed by Lee and all such filed Tax Returns are accurate and complete in all material respects, and all Taxes shown thereon have been paid when due; (ii) Lee has accrued on the Business Balance Sheet all material unpaid Taxes for all periods ending on or prior to the date thereof, and will accrue and pay all Taxes, except as otherwise provided in this Agreement, due on or prior to the Closing, but effective as of the Effective Time; (iii) except as set forth in Section 3.10 of the Lee Disclosure Schedules, there are not pending or, to the Knowledge of Lee, threatened in writing, any audits, examinations, investigations or other proceedings in respect of U.S. federal or state Taxes with respect to the Business; and (iv) there are no Liens for Taxes on any of the Acquired Assets other than Permitted Liens.

(b) As used in this Agreement, (i) “Taxes” means any and all domestic or foreign, federal, state, local or other taxes of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Entity, including taxes on or with respect to income, franchises, windfall or other profits, gross receipts, property, sales, use, business and occupation, capital stock, payroll, employment, unemployment, social security, workers’ compensation or net worth, taxes in the nature of excise, withholding, ad valorem or value added, and any obligations with respect to such amounts arising as a result of being a member of an affiliated, consolidated, combined or unitary group for any period or under any agreements or arrangements with any other Person and including any liability for taxes of a predecessor entity; and (ii) “Tax Return” means any return, report or similar filing (including the attached schedules) required to be filed with respect to Taxes, including any information return, claim for refund, amended return or declaration of estimated Taxes.

(c) There are no liens for Taxes (other than for current Taxes not yet due and payable) on the Acquired Assets.

(d) The transaction contemplated herein is not subject to the tax withholding provisions of Section 3406 of the Internal Revenue Code, or of Subchapter A of Chapter 3 of the Internal Revenue Code or of any other provision of law.

(e) All Taxes which Lee has been required to collect and withhold have been paid to the proper taxing authority.

3.11 Labor Matters. As of the date hereof, (a)(i) there are no strikes or lockouts with respect to any Business Employees; (ii) to the Knowledge of Lee, there is no union organizing effort pending or threatened against the Business; (iii) there is no unfair labor practice, labor dispute (other than routine individual grievances) or labor arbitration proceeding pending or, to the Knowledge of Lee, threatened against the Business; and (iv) there is no slowdown or work stoppage in effect or, to the Knowledge of Lee, threatened by any Business Employees, and (b) to the Knowledge of Lee, the Business is in material compliance with all applicable Laws respecting (i) employment and employment practices; (ii) terms and conditions of employment and wages and hours; and (iii) unfair labor practices. Lee is not a party to any labor agreement with respect to the Business’s employees, and, to the Knowledge of Lee, there are no unions under local statutes, custom, or practice. Lee is not a party to any written contract of employment with any of the Hired Employees (except for the Participation Agreement between Lee Enterprises and Judy Olson dated April 30, 2006) and, to the Knowledge of Lee, is not a party to any oral contract of employment with any Hired Employee providing for other than at-will employment.

3.12 Assets. Except as set forth in Section 3.12 of the Lee Disclosure Schedules, Lee owns good title to or has valid leasehold interests in all of the Acquired Assets, and at the Closing good title to or valid leasehold interests in (and consents to the assignment thereof) such Acquired Assets shall be transferred to Buyer, free and clear of any and all Liens except (i) for Permitted Liens; and (ii) any restriction on assignment of a Contract which is contained therein or which arises by operation of Law. The tangible personal property included in the Acquired Assets is in good condition and repair (ordinary wear and tear excepted) for property of comparable type, age and usage, except for tangible personal property that is obsolete, depleted or worn out and no longer used in the operation of the Business. The Acquired Assets (together with cash on hand and services to be provided pursuant to the Transition Services Agreement and items 14 and 15 of Schedule D hereto) constitute all of the assets, properties and rights necessary for the conduct of the operations of the Business by Lee in the manner consistent with past practice.

3.13 Intellectual Property. To the Knowledge of Lee, either Lee Enterprises or Lee Procurement owns, or is licensed or otherwise possesses legally enforceable rights to use, all material registered and unregistered material trademarks, trade names, service marks, service names, logos, assumed names, domain names and copyrights used in the Business as currently conducted which are included in the Acquired Assets (collectively, the “Intellectual Property”). Except as would not have, individually or in the aggregate, a Business Material Adverse Effect or except as otherwise described in Section 3.13 of the Lee Disclosure Schedules, (a) as of the date hereof, there are no pending or, to the Knowledge of Lee, threatened claims by any Person alleging infringement of any material Intellectual Property rights of any Person by Lee Enterprises or Lee Procurement for their use of the Intellectual Property in the Business, (b) to the Knowledge of Lee, the conduct of the Business does not infringe any Intellectual Property rights of any Person, (c) to the Knowledge of Lee, neither Lee Enterprises nor Lee Procurement has made any claim of a violation or infringement by others of its rights to or in connection with the Intellectual Property of the Business, and (d) to the Knowledge of Lee, no Person is infringing any Intellectual Property of the Business (provided Lee has disclosed any such claim of a violation or infringement of which, to the Knowledge of Lee, it has received written notice, on the Disclosure Schedules irrespective of whether it has had or may reasonably be expected to have a Business Material Adverse Effect).

Except as otherwise described in Section 3.13 of the Lee Disclosure Schedules, no other Person (i) has the right to use any trademarks included in the Intellectual Property either in identical form or in such near resemblance thereto as to be likely to cause confusion with the trademarks or to cause a mistake or to deceive, or (ii) has notified Seller that it is claiming any ownership of or right to use such Intellectual Property which would have, individually or in the aggregate, a Business Material Adverse Effect (provided Lee has disclosed any such claim of ownership or right to use of which, to the Knowledge of Lee, it has received written notice, on the Disclosure Schedules irrespective of whether it has had or may reasonably be expected to have a Business Material Adverse Effect).

All of the Intellectual Property rights are valid and enforceable rights of Lee and will not cease to be valid and in full force and in effect by reason of the execution, delivery and performance of this Agreement or the consummation of the transactions contemplated by this Agreement and the failure to have such valid and enforceable rights would not have, individually or in the aggregate, a Business Material Adverse Effect (provided Lee has disclosed on the Disclosure Schedules any such failure of which it has Knowledge, irrespective of whether it has had or may reasonably be expected to have a Business Material Adverse Effect).

3.14 Real Property. Section 3.14 of the Lee Disclosure Schedules sets forth a list of material real property currently owned or leased by Lee and used in the operation of the Business. Lee owns and has valid title to all of its owned real property and has valid leasehold interests in all of its leased properties used in the operation of the Business, except for properties and Assets that have been disposed of in the ordinary course of business since June 30, 2006, free and clear of all Liens (except for Permitted Liens and all other title exceptions, defects, encumbrances and other matters, whether or not of record, which do not materially and adversely affect the continued use of the property for the purposes for which the property is currently being used by Lee in the Business as of the date hereof, excluding therefrom mortgages, deeds of trust, judgment liens, Tax liens for delinquent taxes and other monetary liens). Buyer acknowledges that Lee has not investigated whether the landlord to any leased premises has marketable title to such property. Except as would not have, individually or in the aggregate, a Business Material Adverse Effect, each of Lee’s material lease agreements involving real property related to the operation of the Business to which Lee is a party is valid and enforceable and Lee is not in default under any such agreement, and no circumstances exist which, with notice, the passage of time or both, would reasonably be expected to constitute a default of Lee under any such agreement (provided Lee has disclosed on the Disclosure Schedules any such default of which it has Knowledge, irrespective of whether it has had or may reasonably be expected to have a Business Material Adverse Effect).

3.15 Material Contracts.

(a) Except for this Agreement or as listed in Section 3.15 of the Lee Disclosure Schedules, as of the date hereof, with respect to the Business, Lee is not a party to or bound by any (i) “Material Contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC); (ii) any contract containing any covenant materially limiting the right of Lee to engage in the Business; (iii) any mortgages, indentures, financial guarantees, loans or credit agreements, security agreements or other Contracts relating to the borrowing of money or extension of credit, other than accounts receivable and payable in the ordinary course of business; or (iv) any material settlement agreement with material continuing obligations of, or material restrictions on, the Business (each Contract of the type described in this Section 3.15 being referred to herein as a “Business Material Contract”). Except as disclosed on Section 3.15 of the Lee Disclosure Schedules, the Business has no lease considered a capitalized lease under GAAP primarily for the benefit of the Business.

(b) To its Knowledge, Lee is not in breach of or in default under the terms of any Business Material Contract. To the Knowledge of Lee, no other party to any Business Material Contract is in breach of or in default under the terms thereof where such breach or default would have, individually or in the aggregate, a Business Material Adverse Effect. Each Business Material Contract is a valid and binding obligation of Lee and, to the Knowledge of Lee, of each other party thereto, and is in full force and effect, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights generally, and (ii) equitable remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

3.16 Transactions with Affiliates. Section 3.16 of the Lee Disclosure Schedules sets forth a complete and accurate list of all Contracts in connection with the Business to which Lee on the one hand, and any of its Affiliates on the other hand, is a party.

3.17 Finders or Brokers. Lee has not employed any investment banker, broker or finder in connection with the transactions contemplated by this Agreement who might be entitled to any fee or any commission in connection with or upon consummation of the transactions contemplated hereby, except for Lazard Freres & Co. LLC, whose fees will be the sole responsibility of Lee.

3.18 Full Disclosure. To the Knowledge of Lee, none of the representations and warranties made by the Lee in this Agreement or the Schedules or Exhibits hereto contains any untrue statement of a material fact or omits a material fact necessary to make the statements contained therein or herein not misleading.

3.19 No Additional Representations. Other than the representations and warranties expressly set forth in Article 3, Lee shall not be deemed to have made any other representation or warranty in connection with this Agreement or the Ancillary Agreements or the transactions contemplated hereby or thereby.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF BUYER

Except as disclosed in the disclosure schedules delivered to Lee by Buyer immediately prior to the time of execution of this Agreement or thereafter prior to the Closing (the “Buyer Disclosure Schedules”), Buyer represents and warrants to Lee as follows:

4.1 Organization. Buyer is a legal entity duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization.

4.2 Corporate Authority Relative to this Agreement; No Violation.

(a) Buyer has all requisite corporate power and authority to enter into this Agreement and the Ancillary Agreements to be executed and delivered by Buyer and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the Ancillary Agreements to be executed and delivered by Buyer and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by the Board of Directors of Buyer, and no other corporate proceedings on the part of Buyer are necessary to authorize the consummation of the transactions contemplated hereby and thereby. This Agreement has been, and the Ancillary Agreements to be executed and delivered by Buyer will, as of the Closing, have been, duly and validly executed and delivered by Buyer, and (assuming this Agreement constitutes, and as of the Closing the Ancillary Agreements to be executed and delivered by Lee Enterprises or Lee Procurement will constitute, the valid and binding agreement of such corporations), this Agreement constitutes, and as of the Closing, the Ancillary Agreements to be executed and delivered by Buyer will constitute, the valid and binding agreement of Buyer, enforceable against Buyer in accordance with its terms.

(b) Other than in connection with or in compliance with (i) the Delaware General Corporation Law; (ii) the HSR Act and other federal and state competition Laws (collectively, the “Buyer Approvals”); and (iii) the qualification of Buyer to do business in jurisdictions with respect to the Business where it is not currently so qualified, no authorization, consent or approval of, or filing with, any Governmental Entity is necessary under applicable Law for the consummation by Buyer of the transactions contemplated by this Agreement and the Ancillary Agreements, except for such authorizations, consents, approvals or filings, that, if not obtained or made, would not materially impair or delay the consummation of the transactions contemplated hereby.

(c) The execution and delivery by Buyer of this Agreement and the Ancillary Agreements to be executed and delivered by Buyer do not, and, except as described in Section 4.2(b), the consummation of the transactions contemplated hereby and thereby and compliance with the provisions hereof and thereof will not (i) result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any material obligation or to the loss of a material benefit under any loan, guarantee of indebtedness or credit agreement, note, bond, mortgage, indenture, lease, agreement, Contract, instrument, permit, concession, franchise, right or license binding upon Buyer or any of its Subsidiaries or result in the creation of any Lien, other than any such Lien (A) for Taxes or governmental assessments, charges or claims of payment not yet due, being contested in good faith or for which adequate accruals or reserves has been established, (B) which is a carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other similar lien arising in the ordinary course of business, (C) which is disclosed on the most recent consolidated balance sheet of Buyer or notes thereto or securing liabilities reflected on such balance sheet, (D) which was incurred in the ordinary course of business since the date of the most recent consolidated balance sheet of Buyer and is immaterial in amount, upon any of the properties or Assets of Buyer or any of its Subsidiaries, or (E) a lien on the Acquired Assets in favor of Buyer’s lenders; (ii) conflict with or result in any violation of any provision of the articles or certificate of incorporation or by-laws or other equivalent organizational document, in each case as amended, of Buyer or any of its Subsidiaries; or (iii) conflict with or violate any applicable Laws, other than, in the case of clauses (i) and (iii), any such violation, conflict, default, termination, cancellation, acceleration, loss or Lien that would not materially impair or delay the consummation of the transactions contemplated hereby.

4.3 Investigations; Litigation. As of the date hereof, (a) there is no investigation or review pending or, to the Knowledge of Buyer, threatened by any Governmental Entity with respect to Buyer or any of Buyer’s Affiliates, and (b) there are no claims or Proceedings pending or, to the Knowledge of Buyer, threatened against or affecting Buyer or any of Buyer’s Affiliates at law or in equity before, and there are no orders, judgments or decrees of, or before, any Governmental Entity or arbitrator, which would materially impair or delay the consummation of the transactions contemplated hereby.

4.4 Finders or Brokers. Neither Buyer nor any of its Subsidiaries has employed any investment banker, broker or finder in connection with the transactions contemplated by this Agreement who might be entitled to any fee or any commission in connection with or upon consummation of the transactions contemplated hereby.

4.5 Solvency. Immediately after giving effect to the transactions contemplated by this Agreement (including any financing in connection with the transactions contemplated hereby) and excluding the effect of any inaccuracy of the representations and warranties contained in Article 3, (a) none of Buyer or any of its Subsidiaries, taken as a whole, will have incurred debts beyond its ability to pay such debts as they mature or become due and the then present fair salable value of the Assets of Buyer and its Subsidiaries, taken as a whole, will exceed the amount that will be required to pay its respective probable liabilities (including the probable amount of all contingent liabilities) and its respective debts as they become absolute and matured, (b) the Assets of Buyer and its Subsidiaries, taken as a whole, at a fair valuation, will exceed its respective debts (including the probable amount of all contingent liabilities) and (c) Buyer will not have unreasonably small capital to carry on its business as presently conducted or as proposed to be conducted. No transfer of property is being made and no obligation is being incurred by Buyer or any of its Subsidiaries in connection with the transactions contemplated hereby with the intent to hinder, delay or defraud creditors of Lee or the Business.

4.6 Available Funds. Buyer will have available at the Closing all funds necessary for the payment of the Purchase Price. Buyer has cash and a sufficient portion of the $50,000,000 Revolving Loan Commitment under its Second Amended and Restated Credit Agreement dated as of July 13, 2005 (the “Credit Agreement”) available pursuant to the terms thereof to enable Buyer to pay the entire Purchase Price. Buyer has received consents of the requisite lenders thereunder to the Transaction. To the Knowledge of Buyer, the Credit Agreement is in full force and effect, all fees and interest payments are current, all acts required to be performed by Buyer to date have been performed, and Buyer is not in Default under the terms thereof and no event has occurred which, with the passage of time, would give rise an Event of Default thereunder, and Buyer is in compliance with all covenants in the Credit Agreement on a proforma basis, after taking into account the transactions contemplated hereby.

ARTICLE 5

COVENANTS

5.1 Conduct of the Business by Lee.

(a) From and after the date hereof and prior to the Closing or the date, if any, on which this Agreement is earlier terminated pursuant to Section 8.1 (the “Termination Date”), and except (i) as may be required by applicable Law; (ii) as may be agreed in writing by Buyer (which consent shall not be unreasonably withheld, delayed or conditioned); (iii) as may be contemplated or required by this Agreement; or (iv) as set forth in Section 5.1 of the Lee Disclosure Schedules, Lee covenants and agrees with Buyer that (A) prior to the Closing, the Business shall be conducted in the ordinary course of business and (B) Lee Enterprises and Lee Procurement shall use commercially reasonable efforts to preserve intact their relationships with significant customers, suppliers, licensors and licensees of the Business and others with which they have business dealings related to the Business.

(b) Lee agrees with Buyer, that between the date hereof and the Closing or the Termination Date, without the prior written consent of Buyer (which consent shall not be unreasonably withheld, delayed or conditioned) and except as may be contemplated or required by this Agreement, Lee Enterprises and Lee Procurement will use commercially reasonable efforts to require that the Business:

(i) except as required by (x) existing Contracts or Benefit Plans, or

(y) as otherwise required by applicable Law, shall not (A) increase the compensation or other benefits payable or provided to any Business Employee, (B) enter into any employment, consulting, special retirement, change of control, stay bonus, separation, severance or retention agreement with any Business Employee (except in order to retain an employee for the benefit of the Business after consulting with Buyer and obtaining Buyer’s written consent to enter into such agreement, which shall not be unreasonably withheld, delayed or conditioned), (C) except as permitted pursuant to clause (A) above, establish, adopt, enter into or amend any Benefit Plan, collective bargaining agreement, plan, trust, fund, policy or arrangement for the benefit of any Business Employees, except, in each case, as would not result in a material increase in cost, or (D) hire, promote, demote or otherwise change the employment status (e.g., part-time, full-time leave), title or other material term or material condition of employment of any Business Employee who is (or would become after such hiring, promotion, demotion or change) a publisher or manager of the Business;

(ii) shall not materially change financial accounting policies or procedures or any of its methods of reporting income, deductions or other material items for financial accounting purposes, except as required by GAAP, SEC rule or policy or applicable Law;

(iii) shall not sell, lease, license, transfer, exchange or swap, mortgage or otherwise encumber (including securitizations), or subject to any Lien (other than Permitted Liens) or otherwise dispose of any material portion of the Acquired Assets other than in the ordinary course;

(iv) shall not modify, amend, terminate or waive any rights in a manner adverse to the Business under (A) any Contract containing any covenant limiting the right of Lee, with respect to the Business, to engage or compete with any Person in any material line of business, (B) any Contract or group of related Contracts with a Person or entities (or group of affiliated Persons or entities) under which such modification, amendment, termination or waiver of any right would have a Business Material Adverse Effect, (C) any mortgages, indentures, financial guarantees, loans or credit agreements or security agreements or other Contracts relating to the borrowing of money or extension of credit, other than accounts receivable and payable in the ordinary course of business (except for the equipment lease described in Section 3.15 of the Lee Disclosure Schedules), or (D) any material settlement agreement which contains continuing material obligations of the Acquired Publications or the Business (all contracts of the type described in this Section 5.1(b)(iv) being referred to herein as “Section 5.1 Contracts”);

(v) shall not enter into any Section 5.1 Contracts or Business Material Contracts or any lease considered a capitalized lease under GAAP primarily for the benefit of the Business (except for the equipment lease described in Section 3.15(1) of the Lee Disclosure Schedules), other than, in each case, in the ordinary course of business and in compliance with the other restrictions set forth in this Section 5.1;

(vi) shall not enter into any new line of business material to the Business;

(vii) shall not acquire or agree to acquire by merging or consolidating with, or by purchasing any equity interest in or a portion of the Assets of, or by any other manner, any business or any Person or division thereof, or otherwise acquire or agree to acquire any Assets which are material, individually or in the aggregate, to the Business, except in the ordinary course of business;

(viii) shall not engage in bargaining with any recognized labor union representing any Business Employee, except bargaining that is done after notice to and consultation with Buyer; and

(ix) shall not, and shall not permit any of its Subsidiaries to, agree to take any of the foregoing actions relating to the Business.

5.2 Access to Information; Confidentiality.

(a) Lee shall afford reasonable access to Buyer and its Representatives, during normal business hours, throughout the period prior to the earlier of (i) the Closing; and (ii) the Termination Date, to the properties, employees, contracts, commitments, books and records of the Business, and any report, schedule or other document filed or received by Lee pursuant to the requirements of applicable Laws. Notwithstanding the foregoing, Lee shall not be required to afford such access if it would unreasonably disrupt the operations of Lee or the Business, would cause a violation of any agreement to which Lee or the Business or Buyer or any of its Subsidiaries is a party, would cause a significant risk, in the reasonable judgment of Lee, of a loss of privilege to the disclosing party, or any of its Subsidiaries or would constitute a violation of any applicable Law, nor shall Buyer or any of its Representatives be permitted to perform any invasive onsite environmental procedure with respect to any property of Lee, except as may be otherwise required hereunder.

(b) The parties acknowledge that Lee and Buyer have previously executed a letter agreement concerning confidential information related to the Business dated as of May 15, 2006 (the “Confidentiality Agreement”), which Confidentiality Agreement will continue in full force and effect in accordance with its terms and each of Buyer and Lee will hold, and will cause its respective Representatives to hold, any Evaluation Material (as defined in the Confidentiality Agreement) confidential in accordance with the terms of the Confidentiality Agreement.

5.3 Mutual Efforts.

(a) Subject to the terms and conditions set forth in this Agreement, each of the parties hereto shall use its commercially reasonable efforts (subject to, and in accordance with, applicable Law) to take or cause to be taken all actions, and to do or cause to be done and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable under applicable Laws to consummate and make effective the transactions contemplated by this Agreement in a prompt manner, including (i) the obtaining of all necessary actions or nonactions, waivers, consents and approvals, including Lee Approvals and the Buyer Approvals, from Governmental Entities and the making of all necessary registrations and filings and the taking of all steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any Governmental Entity; (ii) the obtaining of all necessary consents, approvals or waivers from third parties; (iii) the defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated by this Agreement; and (iv) the execution and delivery of any additional instruments necessary to consummate the transactions contemplated by this Agreement.

(b) Subject to the terms and conditions herein provided and without limiting the foregoing, Lee and Buyer shall (i) promptly (and, unless a later date is agreed to by the parties hereto, in any event within fourteen (14) days of the date of this Agreement) make any required submissions under the HSR Act in connection with this Agreement; (ii) in the case of Buyer, use commercially reasonable efforts to offer to take, or cause to be taken, all other actions and do, or cause to be done, all other things necessary, proper or advisable to consummate and make effective the transactions contemplated hereby, including taking all such further action as reasonably may be necessary to resolve such objections, if any, as the United States Federal Trade Commission, the Antitrust Division of the United States Department of Justice, state antitrust enforcement authorities or competition authorities of any jurisdiction or any other Person may assert under Regulatory Law with respect to the transactions contemplated hereby, and to avoid or eliminate each and every impediment under any Law that may be asserted by any Governmental Entity with respect to the transactions contemplated hereby so as to enable the Closing to occur as soon as expeditiously possible, including (x) proposing, negotiating, committing to and effecting, by consent decree, hold separate order or otherwise, the sale, divestiture or disposition of such Assets or businesses of Buyer or its Subsidiaries or Affiliates or of the Business and (y) otherwise taking or committing to take actions that after the Closing Date would limit the freedom of Buyer or its Subsidiaries’ or Affiliates’ freedom of action with respect to, or its ability to retain, one or more of its or its Subsidiaries’ businesses, product lines or Assets, in each case as may be required in order to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other order in any suit or proceeding which would otherwise have the effect of preventing or materially delaying the Closing; and (iii) subject to applicable legal limitations, the preservation of the attorney-client privilege and the instructions of any Governmental Entity, keep each other apprised of the status of matters relating to the completion of the transactions contemplated thereby, including promptly furnishing the other with copies of notices or other communications between Lee or Buyer, as the case may be, or any of their respective Subsidiaries, and any third party and/or any Governmental Entity with respect to such transactions. Lee and Buyer shall permit counsel for the other party reasonable opportunity to review in advance, and shall consider in good faith the views of the other party in connection with, any proposed written communication to any Governmental Entity. Each of Lee and Buyer agrees not to participate in any substantive meeting or discussion, either in person or by telephone, with any Governmental Entity in connection with Buyer’s proposed purchase of the Acquired Assets unless it consults with the other party in advance and, to the extent not prohibited by such Governmental Entity, gives the other party the opportunity to attend and participate.

(c) In furtherance and not in limitation of the covenants of the parties contained in this Section 5.3, if any administrative or judicial Proceeding, including any Proceeding by a private party, is instituted (or threatened to be instituted) challenging any transaction contemplated by this Agreement as violative of any Regulatory Law, each of Lee and Buyer shall cooperate in all respects with each other and shall use their respective commercially reasonable efforts to contest and resist any such Proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the transactions contemplated by this Agreement. Notwithstanding the foregoing or any other provision of this Agreement, nothing in this Section 5.3 shall limit a party’s right to terminate this Agreement pursuant to Section 8.1(b) so long as such party has, prior to such termination, complied with its obligations under this Section 5.3.

(d) For purposes of this Agreement, “Regulatory Law” means the Sherman Act of 1890, the Clayton Antitrust Act of 1914, the HSR Act, the Federal Trade Commission Act of 1914 and all other federal or state statutes, rules, regulations, orders, decrees, administrative and judicial doctrines and other Laws, including any antitrust, competition or trade regulation Laws, that are designed or intended to (i) prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening competition through merger or acquisition; (ii) preserve or promote diversity of media ownership; or (iii) protect the national security or the national economy of any nation.

(e) Notwithstanding anything to the contrary in this Section 5.3, this Section 5.3 shall not require any party to take any action which in such party’s good faith business judgment: (i) is not likely to be cost-effective; (ii) would be substantially detrimental to such party; or (iii) is otherwise unreasonable under the circumstances.

5.4 Tax Matters. The parties to this Agreement shall provide assistance to each other as reasonably requested in preparing and filing Tax Returns and responding to any audit, claim, dispute or controversy (“Tax Contest”) relating to the Business prior to the Closing Date, provide reasonably detailed notice of any Tax Contest sufficient to apprise the other party of the nature of the claim, make available to each other as reasonably requested all relevant information, records, and documents, including work papers, relating to Taxes of the Business or the Acquired Assets and retain any books and records that could reasonably be expected to be necessary or useful in connection with any preparation by any other party of any Tax Return or for any Tax Contest. Lee and Buyer shall make their respective officers, employees, agents and representatives available on a basis mutually convenient to Lee and Buyer to provide explanations of any documents or information provided hereunder. Lee and the Buyer shall retain all Tax Returns, schedules and work papers, records and other documents in its possession relating to Tax matters of the Acquired Assets for each taxable period first ending after the Closing Date and for all prior taxable periods until the later of (i) the expiration of the statute of limitations of the taxable periods to which such Tax Returns and other documents relate, without regard to extensions except to the extent notified by the other party in writing of such extensions for the respective Tax periods; or (ii) six years following the due date (without extension) for such Tax Returns.

5.5 Public Announcements. Buyer and Lee will consult with and provide each other the opportunity to review and comment upon any press release or, to the extent practicable, other public statement made by Buyer or Lee or their agents or representatives prior to the issuance of such press release or, to the extent practicable, other public statement relating to this Agreement or the transactions contemplated herein and shall not issue any such press release or, to the extent practicable, other public statement prior to such consultation, except as may be required by applicable Law or by obligations pursuant to any listing agreement with any national securities exchange or market. Buyer and Lee agree to issue a joint press release announcing this Agreement. Neither party shall allow any agent of such party, including Lazard Fréres & Co. LLC, to issue any press release except as approved by both Parties.

5.6 Transaction Costs. Buyer shall pay all transaction costs and expenses (including legal, accounting and other professional fees and expenses and other fees described in Section 4.4 hereof) that it incurs in connection with the negotiation, execution and performance of this Agreement and the consummation of the transactions contemplated hereby. Lee shall pay all transaction costs and expenses (including legal, accounting and other professional fees and expenses and other fees described in Section 3.17 hereof) that it incurs in connection with the negotiation, execution and performance of this Agreement and the consummation of the transactions contemplated hereby. Notwithstanding the foregoing and anything to the contrary contained in this Agreement, Lee and Buyer shall share and be equally responsible for any transfer Taxes (including all federal, state or local transfer, excise, sales, use, business and occupation (if any, solely with respect to the purchase of the Acquired Assets) and deed Taxes, but excluding Income Taxes) and the fees and costs of recording or filing all applicable conveyancing instruments associated with the transactions contemplated by this Agreement (collectively, the “Transfer Taxes”). Lee and Buyer shall cooperate in the preparation, execution and filing of all Tax Returns regarding any Transfer Taxes that become payable as a result of the transactions contemplated by this Agreement.

5.7 Retention of and Access to Records. From and after the Closing, Buyer shall preserve, in accordance with the normal document retention policy of Buyer, all books and records transferred by Lee to Buyer pursuant to this Agreement. In addition to the foregoing, from and after the Closing, each party shall afford to the other party hereto, and its Representatives, during normal business hours and upon the execution and delivery of a confidentiality and non-disclosure agreement in customary form and substance (which shall include appropriate exceptions for disclosure relating to Tax matters), reasonable access to the employees, books, records and other data relating to the Business, the Acquired Assets, the Assumed Liabilities and the Business Employees in its possession, and the right to make copies and extracts therefrom, to the extent that such access may be reasonably required by the requesting party (a) to facilitate the investigation, litigation and final disposition of any claims which may have been or may be made against any such party or Person or its Affiliates, (b) for the preparation of Tax Returns and audits and (c) for any other reasonable business purpose.

5.8 Notifications. Prior to the Closing, Lee will promptly deliver notice to Buyer in writing of any specific event or circumstance of which Lee has Knowledge, or of which it receives notice, that (a) Lee believes has had a Business Material Adverse Effect or (b) would result in the conditions set forth in Section 7.2(a) or Section 7.2(b) not being satisfied; provided, however, that the delivery of any notice by Lee pursuant to this Section 5.8 shall not limit or otherwise affect the remedies available hereunder to Buyer. Prior to the Closing, Buyer will promptly deliver notice to Lee in writing of any amendment to its Credit Agreement or any specific event or circumstance of which Buyer has Knowledge, or of which it receives notice, that (i) Buyer believes would materially impair or delay the consummation of the transactions contemplated hereby; or (ii) would result in the conditions set forth in Section 7.3(a) or Section 7.3(b) not being satisfied; provided, however, that the delivery of any notice by Buyer pursuant to this Section 5.8 shall not limit or otherwise affect the remedies available hereunder to Lee.

5.9 Payments. Following the Closing, if Lee or any of its Subsidiaries receive a payment of accounts receivable belonging to the Business, it will promptly turn such payment over to Buyer and if Buyer or any of its Subsidiaries receive a payment of accounts receivable belonging to the business of Lee or its Subsidiaries, it will promptly turn such payment over to Lee.

5.10 Cooperation in Post-Closing Litigation. For a period of three (3) years following the Closing, each of Lee and Buyer will cooperate with the other in the investigation, defense or prosecution of any claim or Proceeding which is pending, instituted or threatened either (a) against Buyer and which relates to or arises out of the Assumed Liabilities or (b) against Lee and which relates to or arises out of the Excluded Liabilities. The party seeking such cooperation will reimburse the party providing such cooperation for all reasonable expenses (including salaries of employees who are required to be absent from their employment or devote substantial amounts of time in satisfaction of the obligations set forth in this Section 5.10) incurred by the party providing such cooperation in connection with such cooperation.

5.11 Updating of Lee Disclosure Schedules. Lee shall have the right from time to time after the date hereof to deliver written updates of the Lee Disclosure Schedules (for purposes of this Section 5.11, the “Updated Schedules”) to reflect changes in the Business that occur or arise after the date hereof until the date of the Closing; provided, however, that such Updated Schedules shall substantially reflect matters consistent with the covenants applicable to Lee pursuant to the terms hereof. Such Updated Schedules shall be promptly furnished to Buyer. Buyer shall have five (5) Business Days after receipt of any Updated Schedules within which to accept or object to such Updated Schedules. In the event Lee delivers Updated Schedules to Buyer prior to the Closing and Buyer does not object within five (5) Business Days after receipt of such Updated Schedules, the disclosure in the Updated Schedules shall be deemed to amend and supplement the representations and warranties of Lee and the applicable section of the Lee Disclosure Schedules thereto, and in such event Buyer shall not have the right to be indemnified for any matter contained in the Updated Schedules. If Buyer objects to any item (an

“Objectionable Item”) in the Updated Schedules, Lee shall have thirty (30) days in which to satisfy Buyer’s objection. If the Objectionable Item cannot reasonably be cured within thirty (30) days despite good faith efforts to do so, Lee shall have a reasonable period of time necessary to cure the Objectionable Item. If Lee does not cure an Objectionable Item, and the Objectionable Item is material to the Business, Buyer may elect to close and pursue the remedies, if any, under Article 9 of this Agreement or pursue its remedies under Article 8 hereof; provided that if Objectionable Item is not material to the Business, such objection shall not relieve Buyer of the obligation to close under this Agreement, but Buyer shall retain its rights under Article 9 with respect to the Objectionable Item if the existence of the Objectionable Item constitutes a breach of this Agreement by Lee.

ARTICLE 6

EMPLOYMENT MATTERS

6.1 Acquired Employees.

(a) Lee shall, after notifying Buyer of its intent thereto and after first allowing Buyer to be present at and to participate during or in connection with such notification (if Buyer desires), provide all Business Employees with notification of the sale of the Business and the termination of each such employee’s employment with Lee on the Closing Date as a result thereof. Lee shall pay final wages to each Business Employee for work performed up to the Closing Date within such time period as required by applicable state Law. Buyer shall, or shall cause one or more of its Affiliates to, offer employment to, and employ all of the Business Employees employed by Lee on the Closing Date (each a “Hired Employee” and collectively, the “Hired Employees”), provided, however, that each Hired Employee shall be employed on an “at will” basis and may be discharged, subject to the provisions of Section 6.3, at any time with or without cause and with or without notice. Such employment will be effective as of the Closing on terms and conditions substantially equivalent in the aggregate to those currently received by such Business Employee (excluding any Benefit Plan or plan comparable thereto not currently offered to the employees of Buyer and its Affiliates). Prior to the Closing, neither Lee nor its Representatives shall induce or encourage any of the Business Employees to decline Buyer’s offers of employment or become employed by Lee.

(b) Except as otherwise provided in this Article 6, the Hired Employees shall cease active participation in the Benefit Plans effective as of the Closing and shall commence participation in benefit plans maintained by Buyer (or its Affiliates) in accordance with the terms of Buyer’s (or its Affiliates’) plans.

6.2 Welfare Plans. For all purposes (including vesting, eligibility to participate and level of benefits) under the employee welfare benefit plans of Buyer and its Affiliates providing benefits to any Hired Employees after the Closing listed on Schedule H (the “New Welfare Plans”), each Hired Employee shall, subject to applicable Law and applicable IRC requirements, be credited with his or her years of service with Lee or its Affiliates before the

Closing to the same extent as such Hired Employee was entitled to credit for such service under any similar employee benefit plan immediately prior to the Closing, provided that the foregoing shall not apply to the extent that its application would result in a duplication of benefits. In addition, and without limiting the generality of the foregoing, (i) each Hired Employee shall become eligible to participate, to the extent permissible by the IRC and the New Welfare Plans, without any waiting time, in any and all New Welfare Plans if such Hired Employee participated immediately before the Closing in a comparable type of welfare benefit plan of Lee Enterprises (such plans, collectively, the “Old Plans”); and (ii) for purposes of each New Welfare Plan providing medical, dental, pharmaceutical and/or vision benefits to any Hired Employee, Buyer or its Affiliates shall cause all pre-existing condition exclusions and actively-at-work requirements of such New Welfare Plan to be waived for such Hired Employee and his or her covered dependents, unless such conditions would not have been waived under the comparable plans of Lee in which such Hired Employee participated immediately prior to the Closing or under the existing comparable plans of the Buyer, and Buyer shall cause any eligible expenses incurred by such employee and his or her covered dependents during the portion of the plan year of the Old Plan ending on the Closing Date to be taken into account under such New Welfare Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Welfare Plan.

6.3 Severance and Participation Agreement Liabilities.

(a) Effective as of the Closing Date, Buyer shall assume, pay or otherwise discharge, and shall indemnify and hold Lee harmless against any liability, claim or obligation (including reasonable attorney’s fees) relating to or arising out of the Benefit Plans covering Business Employees set forth in Section 6.3 of the Lee Disclosure Schedules. Buyer agrees that it shall have no right or ability to amend any term or condition of any such agreements set forth in Section 6.3 of the Lee Disclosure Schedules without the consent of the benefited employee.

(b) Buyer shall pay, within five (5) days of termination of employment (and for those executing ADEA releases, within five (5) days after the ADEA waiting periods expire), in a lump-sum cash payment to each Eligible Hired Employee, severance in an amount equal to at least the Buyer Severance Amount (as hereinafter defined). For purposes hereof, (i) “Eligible Hired Employee” means each of Lee’s employees regularly scheduled to work twenty (20) or more hours per week (A) who is employed by Lee solely in connection with the operation of the Business prior to the Closing Date (other than as listed in Section 6.3 of the Lee Disclosure Schedules) and who is terminated by Lee effective as of the Closing, or (B) who is terminated by Buyer or one of its Affiliates without cause within six (6) months of the Closing Date and who delivers to Buyer a release of claims reasonably acceptable to Buyer; and (ii) “Buyer Severance Amount” means with respect to each Eligible Hired Employee, an amount equal to (A) one week of his or her base cash compensation, determined as of July 31, 2006 and excluding any overtime, bonuses and commissions and, for those whose compensation is based solely on commissions or sales incentive pay, one week of his or her commissions and sales incentive pay earned or which he or she is eligible to earn (determined by calculating his or her commissions and sales incentive pay for the twelve (12) months ended July 31, 2006 divided by fifty-two (52)), multiplied by (B) his or her years of continuous service (rounded to the nearest one-fifth year) with the Business or with any other publication or division owned (directly or indirectly) by Lee up to a maximum of twelve (12) years.

No other provision of this Section 6.3 describing Buyer’s liability or responsibility shall be interpreted to limit the liability or responsibility that Buyer has under this Section 6.3(b), except to the extent that such other provision specifically makes Lee liable or responsible. For purposes of this Section 6.3(b), references to Buyer shall include Buyer and its Affiliates.

6.4 Savings Plans. Buyer shall take all steps necessary to permit each such Hired Employee who has received an eligible rollover distribution (as defined in Section 402(c)(4) of the IRC) from the Lee Enterprises Retirement Account Plan to roll over such distribution as part of any lump sum cash distribution into an account under a 401(k) savings plan maintained by Buyer or its Affiliates. Buyer shall credit the service of each Hired Employee with Lee or its Affiliates for purposes of eligibility and vesting under Buyer’s savings plan.

6.5 Vacation. Except as may otherwise be required by Law, on the Closing Date, but effective as of the Effective Time, Buyer shall assume Lee’s liability for all earned, but unpaid vacation and leave of absence time of Hired Employees to the extent such liability is not already an Assumed Liability, provided that such liability is reflected in the Statement of Working Capital.

6.6 General. Nothing in this Article 6 or elsewhere in this Agreement shall be construed as (a) conferring any legal rights upon any Hired Employee for continuation of employment by Buyer or its Affiliates, (b) requiring Buyer to implement, or limiting the rights of Buyer to amend or discontinue, any fringe benefit plan, program or practice or any other employee benefit plan of any nature whatsoever, except as expressly provided otherwise in this Article 6 or (c) conferring upon any Hired Employee any rights or remedies under this Agreement (including under this Article 6), as a third party beneficiary or otherwise.

6.7 Reimbursements. If Lee pays wages, salaries or benefit payments for any Hired Employee for a period after the Effective Time, Buyer shall promptly reimburse Lee for such payments. If Buyer pays wages, salaries or benefit payments for any Hired Employee for a period prior to the Effective Time, Lee shall promptly reimburse Buyer for such payments.

ARTICLE 7

CONDITIONS PRECEDENT TO OBLIGATIONS

7.1 Conditions to Each Party’s Obligation. The respective obligation of each party to effect the transactions contemplated by this Agreement is subject to the satisfaction or waiver, on or prior to the Closing Date, of the following conditions:

(a) HSR Act. The waiting period (and each extension thereof, if any) under the HSR Act applicable to the transactions contemplated under this Agreement shall have terminated or expired.

(b) No Injunction. No temporary or permanent injunction or other order issued by any court of competent jurisdiction prohibiting consummation of the transactions contemplated under this Agreement shall be in effect.

(c) No Proceedings. At the Closing, there shall not be pending any Proceeding in which any Governmental Entity of competent jurisdiction seeks to make any of the material transactions contemplated hereby illegal or otherwise restrain in any material respect or prohibit consummation of any of the material transactions contemplated hereby.

7.2 Conditions to Obligations of Buyer. The obligations of Buyer to purchase the Acquired Assets and to take the other actions required to be taken by Buyer at the Closing are subject to the satisfaction, at or prior to the Closing, of each of the following conditions (any of which may be waived by Buyer, in whole or in part):

(a) Accuracy of Representations. The representations and warranties of Lee (subject to the qualifications in the preamble paragraph to Article 3) set forth in this Agreement (i) which are qualified by a “Business Material Adverse Effect” qualification or other materiality qualification shall be true and correct in all respects as so qualified at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date, and (ii) which are not qualified by a “Business Material Adverse Effect” qualification or other materiality qualification shall be true and correct in all material respects at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date; provided, however, that with respect to clauses (i) and (ii) hereof, representations and warranties that are made as of a particular date or period shall be true and correct (in the manner set forth in clauses (i) or (ii), as applicable) only as of such date or period, and Buyer shall have received a certificate to such effect, signed on behalf of Lee by its chief executive officer or its chief financial officer.

(b) Lee Performance. All of the covenants and obligations that Lee is required to perform or to comply with pursuant to this Agreement at or prior to the Closing shall have been duly performed and complied with in all material respects. Buyer shall have received a certificate to such effect, signed on behalf of Lee, by its chief executive officer or its chief financial officer.

(c) Consents. All consents and waivers necessary to the consummation of the transactions contemplated hereby and for the operation of the Business by Buyer shall have been obtained, and Buyer shall have obtained or been granted the right to use all Lee Permits necessary to its operation of the Business, except where the failure to obtain such consent, waiver or right would not have, individually or in the aggregate, a Business Material Adverse Effect.

7.3 Conditions to Obligations of Lee. The obligations of Lee to sell the Acquired

Assets and to take the other actions required to be taken by Lee at the Closing are subject to the satisfaction, at or prior to the Closing, of each of the following conditions (any of which may be waived by Lee, in whole or in part):

(a) Accuracy of Representations. The representations and warranties of Buyer set forth in this Agreement (i) which are qualified by the words “materially impair or delay the consummation of the transactions contemplated hereby” shall be true and correct in all respects as so qualified at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date; and (ii) which are not qualified by the words “materially impair or delay the consummation of the transactions contemplated hereby” shall be true and correct at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date, except for such failures to be true and correct as would not materially impair or delay the consummation of the transactions contemplated hereby; provided, however, that, with respect to clauses (i) and (ii) hereof, representations and warranties that are made as of a particular date or period shall be true and correct (in the manner set forth in clauses (i) and (ii) as applicable) only as of such date or period, and Lee shall have received a certificate to such effect, signed on behalf of Buyer by its chief executive officer or its chief financial officer.

(b) Buyer’s Performance. All of the covenants and obligations that Buyer is required to perform or to comply with pursuant to this Agreement at or prior to the Closing shall have been performed and complied with in all material respects. Lee shall have received a certificate to such effect, signed on behalf of Buyer, by its chief executive officer or its chief financial officer.

ARTICLE 8

TERMINATION

8.1 Termination. This Agreement may be terminated at any time prior to the Closing Date:

(a) by mutual written consent of Lee and Buyer;

(b) by Lee or Buyer if any Governmental Entity shall have issued an order, decree or ruling permanently enjoining or prohibiting the consummation of the transactions contemplated under this Agreement and such order, decree or ruling shall have become final and nonappealable (but only if the party seeking to terminate pursuant to this clause (b) shall have, subject to Section 5.3(e), used commercially reasonable efforts to oppose and remove such order, decree or ruling);

(c) by Lee or Buyer if the Closing has not occurred (other than through the failure of any party seeking to terminate this Agreement to comply fully with its obligations under this Agreement) on or before the later of October 2, 2006, or such later date as Lee and Buyer may agree upon (the “End Date”);

(d) by Lee, if Buyer shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform would result in a failure of a condition set forth in Section 7.3(a) or 7.3(b) and cannot be cured by the End Date, provided that Lee shall have given Buyer written notice, delivered at least thirty (30) days prior to such termination, notifying Buyer of such breach or failure to perform;

(e) by Buyer, if Lee Enterprises or Lee Procurement shall have breached or failed to perform in any material respect any of their representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform would result in a failure of a condition set forth in Section 7.2(a) or 7.2(b) and cannot be cured by the End Date, provided Buyer shall have given Lee written notice, delivered at least thirty (30) days prior to such termination, notifying Lee of such breach or failure to perform; and

(f) by Buyer, if entitled to do so under Section 5.11.

8.2 Effect of Termination. If this Agreement is terminated under Section 8.1, this Agreement shall immediately become void and have no effect, without any liability or obligation on the part of Lee or Buyer, other than the provisions of Section 3.17, Section 4.4, Section 5.2(b), this Section 8.2 and Article 10. Notwithstanding the foregoing, nothing in this section shall relieve Buyer or Lee for any willful breach of such party’s representations, warranties, covenants or agreements in this Agreement.

ARTICLE 9

INDEMNIFICATION; REMEDIES

9.1 Survival. All representations and warranties contained herein, and all representations and warranties contained in the certificates delivered pursuant to this Agreement and any other certificate or document delivered pursuant to this Agreement shall survive the Closing and terminate on the last day of the twenty-third (23rd) month following the anniversary of the Closing Date, except that the representations and warranties contained in Sections 3.2(a), 3.2(b), 3.6, 3.12, 3.17, 4.2(a), 4.2(b), 4.4 and 4.5 shall terminate on the fifth anniversary of the Closing Date.

9.2 Indemnification By Buyer. Subject to the limitations set forth herein, from and after the Closing, Buyer shall indemnify, defend and hold harmless Lee Enterprises and Lee Procurement and their respective Affiliates and Representatives (collectively, the “Lee Indemnified Parties”), from and against all judgments, settlements, demands, claims, actions or causes of action, deficiencies, assessments, Liabilities, losses, damages, interest, fines, penalties, costs and expenses (including reasonable legal, accounting and other costs and expenses incurred in connection with investigating, defending, settling or satisfying any and all demands, claims, causes of action, Proceedings, deficiencies, assessments, judgments or appeals, and in seeking indemnification therefor pursuant to this Section 9.2) (collectively, “Losses”) arising out of, resulting from, related to or associated with:

(a) Any breach of any representation or warranty made by the Buyer contained in this Agreement; or

(b) Any non-fulfillment or breach of any covenant or agreement of the Buyer in this Agreement; or

(c) Any Assumed Liabilities; or

(d) Any Liability to the extent relating to and arising out of the operation of the Business following the Closing, excluding, however, all Excluded Liabilities.

9.3 Indemnification By Lee. Subject to the limitations set forth herein, from and after the Closing, Lee shall indemnify, defend and hold harmless Buyer and its Affiliates and their respective stockholders, officers, directors, employees, Affiliates, agents and Representatives (collectively, the “Buyer Indemnified Parties”), from and against all Losses arising out of, resulting from, related to or associated with:

(a) Any breach of any representation or warranty made by Lee contained in this Agreement (without regard to the materiality thereof); or

(b) Any nonfulfillment or breach of any covenant or agreement of Lee in this Agreement; or

(c) Any Excluded Liabilities.

9.4 Notice of Claims. Each party entitled to indemnification under this Article 9 (the “Indemnified Party”) shall give notice to the party required to provide such indemnification (the “Indemnifying Party”) promptly after such Indemnified Party has actual knowledge of any claims as to which indemnity is sought, and shall permit the Indemnifying Party to assume the defense of any third party claim or Proceeding resulting therefrom pursuant to Section 9.5; provided, however, that the failure of any Indemnified Party to give notice as provided herein shall not relieve the Indemnifying Party of its obligations under this Article 9 except to the extent that the Indemnifying Party has been adversely affected by such failure. The Indemnified Party shall furnish such information regarding itself or the claim in question as the Indemnifying Party may reasonably request in writing and shall otherwise cooperate with the Indemnifying Party to such extent as shall be reasonably required in connection with the defense of such claim and litigation resulting therefrom.

9.5 Procedure for Indemnification — Third Party Claims.

(a) Promptly after receipt by an Indemnified Party under Section 9.2 or

Section 9.3 of notice of the commencement of any Proceeding against it, such Indemnified Party will, if a claim is to be made against an Indemnifying Party under such Section, give notice to the Indemnifying Party of the commencement of such claim, but the failure to notify the Indemnifying Party will not relieve the Indemnifying Party of any liability that it may have to any Indemnified Party, except to the extent that the Indemnifying Party demonstrates that the defense of such action is prejudiced by the Indemnified Party’s failure to give such notice.

(b) If any Proceeding referred to in Section 9.5(a) is brought against an Indemnified Party and it gives notice to the Indemnifying Party of the commencement of such Proceeding, the Indemnifying Party will be entitled to participate in such Proceeding and, to the extent that it wishes (unless (x) the Indemnifying Party is also a party to such Proceeding and the Indemnified Party determines in good faith that joint representation would be inappropriate, or (y) the Indemnifying Party fails to provide reasonable assurance to the Indemnified Party of its financial capacity to defend such Proceeding and provide indemnification with respect to such Proceeding), to assume the defense of such Proceeding with counsel satisfactory to the Indemnified Party and, after notice from the Indemnifying Party to the Indemnified Party of its election to assume the defense of such Proceeding, the Indemnifying Party will not, as long as it diligently conducts such defense, be liable to the Indemnified Party under this Article 9 for any fees of other counsel or any other expenses with respect to the defense of such Proceeding, in each case subsequently incurred by the Indemnified Party in connection with the defense of such Proceeding. If the Indemnifying Party assumes the defense of a Proceeding, (i) no compromise or settlement of such claims may be effected by the Indemnifying Party without the Indemnified Party’s consent unless the sole relief provided is monetary damages that are paid in full by the Indemnifying Party; and (ii) the Indemnified Party will have no liability with respect to any compromise or settlement of such claims effected without its consent. If notice is given to an Indemnifying Party of the commencement of any Proceeding and the Indemnifying Party does not, within thirty (30) days after the Indemnified Party’s notice is given, give notice to the Indemnified Party of its election to assume the defense of such Proceeding, the Indemnifying Party will be bound by any determination made in such Proceeding or any compromise or settlement effected by the Indemnified Party.

9.6 Procedure for Indemnification — Other Claims. The term “Losses” is not limited to matters asserted by third parties, but includes Losses incurred or sustained by a party in the absence of third party claims. A claim for indemnification for any matter not involving a third-party claim may be asserted by notice to the party from whom indemnification is sought.

9.7 Limitations on Indemnification.

(a) No claim for indemnification under Section 9.2(a) or Section 9.3(a) for breach of any representation or warranty shall be valid unless made within the applicable survival period as set forth Section 9.1.

(b) No party shall be obligated to indemnify any other party or parties under Section 9.2(a) or Section 9.3(a) unless the claimant’s aggregate amount of Losses as to which a right of indemnification is provided under Section 9.2(a) or Section 9.3(a) shall exceed $180,000, in which event all Losses above $180,000 shall be indemnifiable; provided that Buyer’s right to recover under Section 9.3(a) for breach of any representation or warranty contained in Sections 3.2(a), 3.2(b), 3.12 or 3.17 shall not be subject to such limitation.

(c) No individual breach of any such representation or warranty shall be deemed to have occurred unless the actual Loss incurred as a result thereof is in excess of $2,000. In no event shall the aggregate liability of Lee pursuant to Section 9.3(a) exceed $1,800,000; provided that Buyer’s right to recover under Section 9.3(a) for breach of any representation or warranty contained in Sections 3.2(a), 3.2(b), 3.6, 3.12 or 3.17 shall not be subject to such limitation. In no event shall the aggregate liability of Lee or Buyer pursuant to this Agreement exceed the Purchase Price.

(d) If Buyer acquires Knowledge prior to Closing that any representation, warranty, covenant or agreement of Lee contained in this Agreement or the Lee Disclosure Schedules (including Updated Schedules pursuant to Section 5.11) or any of the Schedules attached hereto has been breached, is false or requires modification or amendment to be correct, Buyer shall provide Lee with written notice as soon as practicable, but in any event prior to the Closing. If Buyer fails to give such notice, Buyer shall have no right or remedy after the Closing with respect to such inaccuracy or breach and shall be deemed to have waived its rights to indemnification in respect thereof and any Loss in respect thereof shall be disregarded for purposes of the deductible contained in Section 9.7(b).

(e) No party shall be liable under Article 9 for any (i) Loss relating to any matter to the extent that there is included in the calculation of Closing Working Capital a specific liability or reserve relating to such matter, but only to the extent of such reserve, (ii) Consequential Damages or punitive Loss (other than a consequential or punitive Loss payable in connection with a third-party claim), or (iii) Loss based on a claim for lost profits which are not Allowable Lost Profits (other than lost profits payable in connection with a third-party claim).

(f) This Section 9.7 shall have no application to Lee’s indemnification obligations with respect to Excluded Liabilities. Lee’s obligation to indemnify an Indemnified Party against an Excluded Liability shall be without limitation as to time or amount.

9.8 Exclusive Remedy. Subject to the applicability of Article 8 hereof, except for remedies that cannot be waived as a matter of Law including claims under applicable state and federal securities laws and except for covenants contained herein which by their terms are to be performed at or after the Closing and Section 10.1, the indemnification obligations under this Article 9 shall be the sole and the exclusive remedy of the parties hereto with respect to any breach of any representation, warranty, covenant or agreement under this Agreement by any party hereto or any certificate delivered in connection herewith, except that, subject to Article 8 hereof, nothing herein or in any such certificate shall be construed or interpreted as limiting or impairing the rights or remedies that the parties hereto may have: (i) at equity for injunctive relief or specific performance of this Agreement; (ii) at law for fraud or intentional torts.

ARTICLE 10

GENERAL PROVISIONS

10.1 Expenses. Except as otherwise expressly provided in this Agreement, each party to this Agreement will bear its respective expenses incurred in connection with the preparation, execution and performance of this Agreement and the transactions contemplated hereunder, including all fees and expenses of agents, representatives, counsel and accountants incurred prior to Closing. Buyer will pay the HSR Act filing fee for the transactions contemplated hereby. In the event of termination of this Agreement, the obligation of each party to pay its own expenses will be subject to any rights of such party arising from a breach of this Agreement by another party.

10.2 Notices. All notices, requests, claims and other communications under this Agreement shall be in writing and shall be deemed given if delivered personally or by overnight courier to the parties at the following addressed (or at such other address for a party as shall be specified by notice from such party):

(a)	If to Lee, to

Lee Enterprises, Incorporated
201 N. Harrison Street, Ste. 600
Davenport, IA 52801-1939
Attention: Mary E. Junck,
Chairman, President & CEO and
Karen J. Guest, Esq.
Vice President and Chief Legal Officer
Phone: (563) 323-2100
Telecopy: (563) 323-9608

with a copy to:

Lane & Waterman LLP
220 N. Main Street, Ste. 600
Davenport, IA 52801-1939
Attention: C. Dana Waterman III, Esq.
Edmund H. Carroll, Esq.
Phone: (563) 324-3246
Telecopy: (563)324-1616

(b)	If to Buyer, to:

Target Media Partners
5900 Wilshire Boulevard

Suite 550
Los Angeles, CA 90036
Attention: Susan Humphreville
Phone: (323) 930-3123
Telecopy: (323) 930-2836

with a copy to:

Jared Laskin
2230 West Chapman Avenue
Suite 224
Orange, CA 92868
Phone: (714) 281-2361
Telecopy: (714) 281-2368

10.3 References. For purposes of this Agreement, references in this Agreement to specific Laws or to specific provisions of Laws shall include all rules and regulations promulgated thereunder. Any statute defined or referred to herein or in any agreement or instrument referred to herein shall mean such statute as from time to time amended, modified or supplemented, including by succession of comparable successor statutes.

10.4 Interpretation. When a reference is made in this Agreement to a Section, Exhibit or Disclosure Schedule or other Schedule, such reference shall be to a Section of, or an Exhibit or Schedule to or related to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the word “include,” “includes” or “including” is used in this Agreement, it shall be deemed to be followed by the words “without limitation.”

10.5 Counterparts. This Agreement may be executed in counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each party and delivered to each other party.

10.6 Entire Agreement; Third-Party Beneficiaries. This Agreement and the other agreements referred to herein constitute the entire agreement (and supersede each prior agreement and understanding, whether written or oral) among the parties regarding the subject matter of this Agreement. This Agreement is not intended to confer any rights or remedies on any Person other than the parties hereto. The rights of Buyer Indemnified Parties and Lee Indemnified Parties under Article 9 may be asserted by Buyer and Lee, respectively.

10.7 Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware regardless of any Laws that might otherwise govern under applicable principles of conflicts of laws thereof.

10.8 Assignment. Neither this Agreement nor any right, interest or obligation hereunder shall be assigned, in whole or in part, by operation of law or otherwise, by any party without the prior written consent of the other party. Subject to the preceding sentence of this Section 10.8, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective legal successors and permitted assigns.

10.9 Nondisclosure. Except as may be required by applicable Law or the requirements of the New York Stock Exchange, for a period of three (3) years following the Closing, Lee will (and will cause its Subsidiaries to) take commercially reasonable steps comparable to those steps Lee takes with regard to its own similar confidential information to protect the confidentiality of all confidential information related to the Business in the possession of Lee and its Subsidiaries (other than information which is or becomes known to the public other than through a breach of this Section by Lee). Except as may be required by applicable Law or the requirements of the New York Stock Exchange, Lee agrees to keep confidential the provisions of Section 6.3(b).

10.10 Amendments: Waiver. This Agreement may not be amended or modified except by written agreement of the parties. No breach of any covenant, agreement, representation or warranty made herein shall be deemed waived unless expressly waived in writing by the party who might assert such breach.

10.11 Enforcement. The parties agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with its terms or were otherwise breached. Each party shall be entitled to injunctive relief to prevent any breach of this Agreement and to enforce this Agreement specifically in any court of the State of Delaware or any court of the United States located in the State of Delaware (in addition to any other remedy to which such party is entitled at law or in equity). In addition, each party hereby:

(a) submits itself to the personal jurisdiction of (i) the courts of the State of Delaware, and (ii) the United States District Court for the District of Delaware with respect to any dispute arising out of this Agreement or any transaction contemplated hereby to the extent such courts would have subject matter jurisdiction with respect to such dispute;

(b) agrees that it will not attempt to deny or defeat such personal jurisdiction or venue by motion or other request for leave from any such court; and

(c) agrees that it will not bring any action relating to this Agreement (or any transactions contemplated by this Agreement) in any court order than such courts referred to above.

10.12 Severability. Each provision of this Agreement will be interpreted so as to be effective and valid under applicable Law, but if any provision is held invalid, illegal or unenforceable under applicable Law in any jurisdiction, then such invalidity, illegality or unenforceability will not affect any other provision, and this Agreement will be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision had never been included herein.

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IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

TARGET MEDIA PARTNERS OPERATING COMPANY, LLC

By:	/s/ Susan M. Humphreville
Name:	Susan M. Humphreville
Title:	Chief Financial Officer

LEE ENTERPRISES, INCORPORATED

By:	/s/ Carl G. Schmidt
Name:	Carl G. Schmidt
Title:	Vice President
Chief Financial Officer and Treasurer

LEE PROCUREMENT SOLUTIONS CO.

By:	/s/ Carl G. Schmidt
Name:	Carl G. Schmidt
Title:	President